Exhibit  21

Subsidiaries  of  the  Registrant

Magellan  Filmed  Entertainment  has  the  following  subsidiary  corporation:

True Fiction, Inc., a Nevada corporation. True Fiction does not conduct business under any other name.

Magellan Productions, Corp., a Nevada corporation. Magellan Productions does not conduct business under any other name.

Magellan Film Sails, Inc., a Nevada corporation. Magellan Film Sails does not conduct business under any other name.